Exhibit 99.2
FOR IMMEDIATE RELEASE
For further information contact:

Elsie Chan	Carol Lau
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2005 YEAR-END RESULTS;
(HONG KONG, APRIL 21, 2006) — Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today its results for the year ended December 31, 2005 in accordance with the generally accepted accounting principles in the United States.
Consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”), Shenyang ChenFa Automobile Components Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together the “Group”) for the year ended December 31, 2005 were Rmb5,469.0 million (US$668.6 million), representing a 16.4% decrease from Rmb6,542.0 million (US$790.1 million) in 2004. The decrease in sales was primarily due to a decrease in average unit selling prices and sales volume of Shenyang Automotive’s minibuses and Zhonghua sedans in 2005.
Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a 2.6% decrease from approximately 61,630 minibuses sold in 2004. Of these vehicles sold, about 50,060 were mid-priced minibuses, representing a 9.0% decrease from the approximately 55,000 units sold in 2004. Unit sales of deluxe minibuses, however, increased by 50.0% from approximately 6,630 units in 2004 to approximately 9,940 units in 2005. Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing a 18.0% decrease from the approximately 10,980 sedans sold in 2004.
Cost of sales decreased by 8.7% from Rmb5,491.3 million (US$663.2 million) in 2004 to Rmb 5,012.0 million (US$612.7 million) in 2005. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans. Furthermore, the unit production costs of minibuses have decreased as a result of the reduction of materials and component costs in 2005. The overall gross profit margin of the Group decreased from 16.1% in 2004 to 8.4% in 2005. The decrease in gross profit margin resulted mainly from the decrease in gross margin of both Zhonghua sedans and mid-priced minibuses due to the lower sales volume and decrease in average unit selling prices.
Selling, general and administrative expenses decreased 20.9% from Rmb1,510.4 million (US$182.4 million), representing 23.1% of sales in 2004, to Rmb1,195.3 million (US$146.1 million), representing 21.9% of sales in 2005. The decrease was primarily due to the reduction in advertising, promotion and marketing expenses resulting from the decrease in sales volume of the Zhonghua sedans and minibuses in 2005 and the reduction of research and development costs as compared to 2004.
Interest expense net of interest income amounted to Rmb122.2 million (US$14.9 million) in 2005 which is about the same as compared to Rmb123.7 million (US$14.9 million) in 2004.
Net equity in earnings of associated companies and jointly controlled entities decreased 61.2% from Rmb126.3 million (US$15.3 million) in 2004 to Rmb49.0 million (US$6.0 million) in 2005. The decrease was mainly due the decrease in profit contributed by jointly controlled entities and associated companies and the losses of a jointly controlled engine company in 2005. However, the decrease was partly offset by the increase in contribution of profit from BMW Brilliance Automotive Ltd. in 2005. Net profits contributed by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, increased 45.0% from Rmb21.8 million (US$2.6 million) in 2004 to Rmb31.6 million (US$3.9 million) in 2005. The BMW joint venture achieved sales of 17,501 BMW sedans in 2005, an increase of 101.0% as compared to 8,708 BMW sedans in 2004.
Subsidy income increased from Rmb1.8 million (US$0.2 million) in 2004 to Rmb 3.1 million (US$0.4 million) in 2005. The increase was mainly due to recognition of a government grant to a subsidiary in 2005
Other income net of expenses increased from Rmb25.7 million (US$3.1 million) in 2004 to Rmb43.7 million (US$5.3 million) in 2005. The increase was primarily due to a service income received from a jointly controlled entity in 2005.
Impairment loss on intangible assets increased from Rmb50.0 million (US$6.0 million) in 2004 to Rmb173.0 million (US$21.1 million) in 2005. The impairment loss was related to the design and development costs of Zhonghua sedans. The increase was mainly related to the lower sales volume and decrease in average unit selling prices of Zhonghua sedans in 2005.
Impairment loss on goodwill increased from Rmb47.3 million (US$5.7 million) in 2004 to Rmb257.7 million (US$31.5 million) in 2005. The increase was mainly due to impairment loss in relation to one of the jointly controlled entities and a subsidiary.
Loss before taxation and minority interests increased 126.9% from Rmb526.9 million (US$63.6 million) in 2004 to Rmb1,195.4 million (US$146.1 million) in 2005. The Group recorded a tax expense in the amount of Rmb101.9 million (US$12.5 million) in 2005 as compared to the net tax credit of Rmb63.1 million (US$7.6 million) in 2004, resulting mainly from the de-recognition of deferred tax assets in 2005.
As a result, the Group recorded a net loss of Rmb671.3 million (US$82.1 million) in 2005 as compared with a net income of Rmb1.2 million (US$0.1 million) in 2004. Basic loss per ADS amounted to Rmb18.3 (US$2.2) in 2005 as compared to a basic earnings per ADS of Rmb0.03 (US$0.004) in 2004.
Mr. Wu Xiao An, Chairman of the Company, said “Conditions of the automobile industry in China were difficult in 2005. The Group’s results were materially adversely affected by general production overcapacity and intensified price competition in the industry. The difficult market conditions were exacerbated by rising global fuel prices which led to an increase in petrol prices in China. Furthermore, the low sales volume and operating losses of our Zhonghua sedan and one of our engine joint ventures in 2005 resulted in the provision for impairment losses of intangible assets and goodwill, respectively.
We have taken internal measures to improve our operating efficiency and competitiveness by broadening our product range in both minibuses and sedans. Our long awaited product Junjie, a new home-grown branded sedan targeting the middle-income level families in China, has been successfully launched to the market in March 2006. We will also leverage on our wide variety of minibus products to explore new market opportunities in the inner cities and villages in China and overseas markets as well. Looking forward, the competition in the Chinese automotive industry will remain difficult. With our focused strategies and continuous support from the government and our strategic partners, we are confident that we will continue to benefit from the growth momentum of the automobile industry in China during the remainder of 2006.”
The forthcoming Annual General Meeting is proposed to be held at the Four Seasons Hotel, Victoria I, Level 2, Central, Hong Kong on June 23, 2006.
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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired an indirect interest in two automotive components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since July 2003.
In April 2002, the Company established an indirect 75.5%-owned subsidiary, Shenyang Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.
In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei

Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.
In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.
In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 70.7%. The transfer has been approved by the State-Owned Assets Supervision and Administration Commission of the State Council. It is now waiting for the final approval by the PRC Securities Regulatory Commission.
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Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb8.18 in 2005 and US$1.00=Rmb8.28 in 2004. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.80. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with the generally accepted accounting principles in the United States.

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	3,859,151	4,402,141	7,797,054
Sales to affiliated companies	1,609,839	2,139,857	2,312,503

Total sales	5,468,990	6,541,998	10,109,557
Cost of sales (include purchase of goods and subcontracting charges from affiliated companies) (2005:
RMB1,174,971,000, 2004:
RMB2,185,428,000, 2003:
RMB2,934,331,000)	(5,011,955)	(5,491,250)	(7,727,125)

Gross profit	457,035	1,050,748	2,382,432
Selling, general and administrative expenses	(1,195,336)	(1,510,442)	(1,410,067)
Interest expense	(182,354)	(182,458)	(167,111)
Interest income	60,189	58,800	52,672
Equity in earnings of associated companies and jointly controlled entities, net	48,995	126,261	109,471
Subsidy income	3,139	1,815	48,497
Other income (expenses), net	43,650	25,709	78,293
Impairment loss on intangible assets	(173,000)	(50,000)	—
Impairment loss on goodwill	(257,720)	(47,320)	—

(Loss) income before taxation and minority interests	(1,195,402)	(526,887)	1,094,187
(Provision) benefit for income taxes	(101,884)	63,110	(144,140)
Minority interests	625,997	464,991	(169,205)

Net (loss) income	(671,289)	1,214	780,842
Other comprehensive (loss) income Fair value adjustment for securities available held-for-sales	(27,227)	28,468	—

Comprehensive (loss) income	(698,516)	29,682	780,842

Basic (loss) earnings per share	RMB (0.1830)	RMB 0.0003	RMB0.2130
Basic (loss) earnings per ADS	RMB (18.30)	RMB 0.03	RMB21.30
Diluted (loss) earnings per share	RMB (0.1830)	RMB 0.0003	RMB0.2116
Diluted (loss) earnings per ADS	RMB (18.30)	RMB 0.03	RMB21.16
Weighted average number of shares outstanding	3,668,390,900	3,668,390,900	3,666,539,983
Weighted average number of ADSs outstanding	36,683,909	36,683,909	36,665,400
Net (loss) income adjusted for the dilutive effect of convertible bonds	N/A	N/A	783,515
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,668,390,900	3,683,795,968	3,702,398,310
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,683,909	36,837,960	37,023,983

The calculation of basic (loss) earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented.
The calculation of 2005 diluted loss per share (ADS) is based on weighted average number of common shares (ADSs) outstanding.
The effect of the assumed conversion of the potential stock outstanding for the year ended December 31, 2005 from convertible bonds and outstanding share options is anti-dilutive.
The calculation of 2004 diluted earnings per share (ADS) is based on weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised.
The effect of the assumed conversion of the potential stock outstanding for the year ended December 31, 2004 arising from the convertible bonds is anti-dilutive.
The calculation of 2003 diluted earnings per share (ADS) is based on (i) the net income adjusted for the accrued interest expense related to the convertible bonds and amortization of deferred expenses incurred in connection with the issuance of convertible bonds and (ii) weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised and all the convertible bonds were converted into ordinary shares.
The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).